Exhibit 21.1

Subsidiaries of South Plains Financial, Inc.

Entity Name	State of Incorporation

CB Provence, LLC	Texas
CBT Brushy Creek, LLC	Texas
CBT Properties, LLC	Texas
City Bank	Texas
Ruidoso Retail, Inc.	Texas
South Plains Financial Capital Trust III	Delaware
South Plains Financial Capital Trust IV	Delaware
South Plains Financial Capital Trust V	Delaware